MORGAN LEWIS


December 21, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund III Post-Effective Amendment No. 82 (File
     No. 333-192858) and Amendment No. 86 (File No. 811-22920) to Registration
     Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 82 and, under the Investment Company Act of 1940, as amended, Amendment No. 86 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing six new series to the Trust: BNP Paribas AM Absolute Return Fixed Income Fund, BNP Paribas AM Global Inflation-Linked Bond Fund, BNP Paribas AM Emerging Markets Debt Fund, BNP Paribas AM Emerging Markets Equity Fund, BNP Paribas AM MBS Fund and BNP Paribas AM U.S. Small Cap Equity Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin



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